UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Analogic Corporation

(Exact name of registrant as specified in its charter)

Massachusetts	0-6715	04-2454372
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification) No.

8 Centennial Drive, Peabody, Massachusetts		01960
(Address of principal executive offices)		(Zip code)

John J. Fry (978) 326-4000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2017.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosures and Report

In accordance with Rule 13p-1 under the Securities and Exchange Act of 1934 (“Rule 13p-1”), Analogic Corporation (“Analogic”) has filed this Specialized Disclosure Report (“Form SD”) and the associated Conflict Minerals Report and both reports are posted on the Company’s website (www.analogic.com/compliance.). Analogic has included its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Item 1.02 Exhibit

ANALOGIC has included its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Analogic Corporation

By:	/s/ John J. Fry
Name:	John J. Fry
Title:	Senior Vice President, General Counsel and Secretary

Date: May 31, 2018